UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )1

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis Wit

2101 W. Commercial Blvd. Suite 4000,

Ft. Lauderdale, FL 33331

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212 U 10 4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cornelis Wit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Holland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,737,044 shares
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 30,737,044 shares
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,737,044 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68212 U 10 4	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

The security that is the subject of this Schedule 13D is common stock, $0.001 par value, of OmniComm Systems, Inc., a Delaware corporation (“Issuer”).

The name and address of the Issuer are OmniComm Systems, Inc., 2101 W. Commercial Blvd. Suite 4000, Ft. Lauderdale, FL 33331.

Item 2.	Identity and Background

(a)	Name:

Cornelis Wit

(b)	Address:

2101 W. Commercial Blvd. Suite 4000,

Ft. Lauderdale, FL 33331

(c)	Present Principal Occupation:

Mr. Wit is the Chief Executive Officer and a member of the Board of Directors of the Issuer, OmniComm Systems, Inc., 2101 W. Commercial Blvd. Suite 4000, Ft. Lauderdale, FL 33331. The Issuer is an internet-based healthcare technology company providing web-based electronic data capture solutions to pharmaceutical and biotechnology companies and other clinical trial sponsors.

(d)	During the last five years, Mr. Wit has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Wit was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Holland

Item 3.	Source and Amount of Funds or Other Consideration

On December 16, 2008, Mr. Wit paid $4,200,000 from personal funds and converted $150,000 of a convertible debenture issued in February 2008 which was acquired with personal funds, to acquire $4,350,000 principal amount of Convertible Debentures (“Convertible Debenture”) and Warrants, exercisable at $.60 per share (“Warrants”), convertible or exercisable into 8,700,000 shares and 8,700,000 shares respectively, which together with the balance of his beneficial ownership, equals 29.7% beneficially owned by Mr. Wit. The balance of Mr. Wit’s beneficial ownership and the source and amount of funds used to acquire the securities is represented as follows:

	Number of shares held or issuable upon exercise or conversion	Exercise price	Issuance	Expiration	Source of Funds
Options*
	175,000	$0.25	01/06/06	12/21/09	NA
	75,000	$0.25	07/08/05	07/08/10	NA
	175,000	$0.25	01/06/06	12/31/10	NA
	175,000	$0.25	01/06/06	12/21/12	NA
	200,000	$0.28	10/01/06	02/01/13	NA
	200,000	$0.28	10/01/06	02/01/13	NA
	200,000	$0.28	10/01/06	02/01/13	NA
	75,000	$0.43	03/06/08	03/06/13	NA
	75,000	$0.60	03/10/08	03/06/13	NA
	225,000	$0.60	03/10/08	03/06/13	NA
	225,000	$0.60	03/10/08	03/06/13	NA
	225,000	$0.60	04/01/08	04/01/13	NA
	75,000	$0.61	04/24/07	04/24/14	NA

Warrants
	225,000	$0.60	2/29/2008	2/29/2012
	300,000	$0.60	8/29/2008	8/29/2012
	3,540,000	$0.60	8/29/2008	8/29/2012

Convertible Debentures
	3,540,000	8/29/2012	8/29/2012	personal funds

Common Stock	3,632,044			personal funds

(1)	Options were issued pursuant to the Issuer’s 1998 Stock Incentive Plan.

Item 4.	Purpose of the Transaction

The reporting person acquired the securities of the Issuer that is the subject of this Schedule 13D for investment purposes. Except that Mr. Wit may continue to loan the Issuer funds in exchange for securities convertible into common stock or purchase common stock from time to time from the Issuer, as a result of which Mr. Wit may be deemed beneficial owner of additional such shares, the Mr. Wit has no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D reiterated below:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of securities of the class identified in Item 1 that are beneficially owned by Mr. Wit is 30,737,044 common shares. Of such shares, 2,100,000 shares are issuable upon exercise of currently exercisable common stock purchase options, 12,765,000 shares are issuable upon exercise of currently exercisable common stock purchase warrants, and 12,540,000 shares are issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 29.7% of the outstanding shares of common stock of the Issuer, based on 76,528,655 shares of common stock outstanding as of November 13, 2008 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Wit holds sole voting and dispositive powers over the shares identified in Item 5(a). Mr. Wit does not share voting or dispositive powers over any of such shares.

(c)	On December 16, 2008, Mr. Wit acquired from the issuer Convertible Debentures (“Convertible Debentures”) and Warrants (“Warrants”) convertible or exercisable into 8,700,000 shares and 8,700,000 shares, respectively, of the Issuer’s common stock, in exchange for $4,200,000 and the conversion of a $150,000 convertible debenture issued in February 2008. Except as described in this Item 5(c), no securities in the class of securities reported on were effected by Mr. Wit during the past sixty days.

(d)	Mr. Wit, the reporting person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock that are the subject of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wit, the reporting person, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2008

/s/ Cornelis Wit
Cornelis Wit